SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KBS REAL ESTATE INVESTMENT TRUST III, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

Everest REIT Investors II, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $12,670,000(1)                     Amount of Filing Fee: $1,468.45

(1) Assumes the purchase of 1,810,000 Shares at the gross cash price per Share. Already paid.

[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not Applicable Filing party:  Not Applicable

Form or registration no.:  Not Applicable Date filed:  Not Applicable

[ ]   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by EVEREST REIT INVESTORS I, LLC and EVEREST REIT INVESTORS II, LLC (collectively, the "Purchaser") to purchase up to 1,810,000 shares of common stock (the "Shares") in KBS Real Estate Investment Trust III, Inc.  (the “Corporation”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2017 (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The following amendments are hereby made.

The Offer to Purchase expired pursuant to its terms on April 14, 2017.  The Purchaser received approximately 134,603 Shares that were validly tendered and not withdrawn, all of which were accepted for payment.  Including such tendered Shares, the Purchaser will own a total of approximately 135,003 Shares (approximately 0.1% of the outstanding Shares).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2017

EVEREST REIT INVESTORS I, LLC

By: /S/ DAVID I. LESSER

David I. Lesser

President

EVEREST REIT INVESTORS II, LLC

By: /S/ DAVID I. LESSER

David I. Lesser

President

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